Exhibit 99.1

The Hague, August 10, 2006

AEGON REPORTS SOLID PERFORMANCE IN FIRST SIX MONTHS OF 2006

♦	NET INCOME DOWN 9%; OPERATING EARNINGS UP 67%

-	Decrease in net income reflects lower gains on investments and the gain on the sale of the Spanish general insurance business in the first half of 2005

-	Operating earnings performance driven by increases in all major country units

-	New life sales[1] up 6% helped by record sales in the UK

♦	VALUE OF NEW BUSINESS TOTALS EUR 346 MILLION

-	Increase of 26% compared to pro forma first half 2005 value of new business[2]

-	Internal rate of return improved to 14.8% from 12.4%, exceeding internal return targets

♦	EXPANSION STRATEGY ON TRACK

-	Agreement to acquire 49% of Seguros Argos in Mexico

-	Memorandum of understanding signed with Religare in India

-	New bank distribution partnerships in Spain began writing business

♦	INTERIM DIVIDEND INCREASED 9% TO EUR 0.24 PER SHARE

-	Value of stock dividend to be set approximately 5% lower than the cash dividend

-	AEGON intends to purchase an equivalent amount of stock on the open market to neutralize the effect of stock dividend, subject to certain tax considerations

[1]	New life sales refers to standardized new premium production and is defined as new recurring premium + 1/10 of single premium
[2]	Pro forma first half 2005 value of new business is equal to half of the full year 2005 value of new business

EARNINGS SUMMARY Amounts in EUR millions, except per share data	Q2 2006	Q2 2005%		H1 2006	H1 2005%		Constant currency exchange rates %
Operating earnings before tax	680	475	43	1,507	905	67	62
Net gains/losses on investments and impairment charges before tax	119	529	(78)	93	826	(89)	(88)
Other non-operating income/(charges) and share in profit/(loss) of associates	(22)	38	(158)	22	245	(91)	(91)
Income before tax	777	1,042	(25)	1,622	1,976	(18)	(20)
Net income	664	751	(12)	1,294	1,428	(9)	(11)
- per share	0.35	0.41	(15)	0.73	0.84	(13)	(15)

Note: This press release includes non-GAAP financial measures: operating earnings before tax and value of new business. The reconciliation of operating earnings before tax to the most comparable GAAP measure and an explanation for its use is provided on page 29. Value of new business is not based on IFRS, which are used to report AEGON’s quarterly statements and should not be viewed as a substitute for IFRS financial measures. On pages 24 and 25, a further breakdown is given and reference is made to the assumptions included in the Embedded Value disclosure document. AEGON believes the value of new business, together with the GAAP information, provides a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA)  |  Media Relations: +31 (0)70 344 83 44 (NL)

Chairman’s Overview

Commenting on AEGON’s results for the first half of the year, Donald J. Shepard, Chairman of the Executive Board, stated:

“AEGON’s half-year results for 2006 demonstrate our continuing focus on profitability, both in terms of operating earnings and in the value of new business. We have also made good progress in expanding our presence internationally.

“Operating earnings for the Group improved by 67%, reflecting increases within all of AEGON’s major country units. The 26% increase in the value of new business for the Group during the first half of the year was driven by the Americas, the United Kingdom and Central and Eastern Europe. New life sales for the Group increased by 6% during the first half of the year, led by a record performance in the UK. The 14.8% internal rate of return for the first half of 2006 compared to 12.4% for the full year in 2005 reflects our ongoing commitment to writing profitable business.

“Pensions continue to offer strong growth opportunities for AEGON. In the US, our pension business experienced a 17% increase in sales. In the UK, life sales increased 55%, driven primarily by sales of individual and group pensions as well as exceptional activity that occurred as a result of Pension A-Day. In Slovakia, membership in AEGON’s pension fund has grown to over 150,000 members.

“AEGON’s broad distribution capability remains strong. In the US, our agent force serving the middle market grew further during the first part of the year, particularly in our World Financial Group division. In the UK, our IFA distribution platform, Positive Solutions, produced another record earnings quarter. Also, our new bank distribution partnerships in Spain with Caja Badajoz and Caja Navarra have recently begun writing business and are off to a promising start.

“We recently announced new agreements in Mexico and India, regions that we have identified as growth markets. Our 49% acquisition of Seguros Argos will enable us to re-establish our presence in Mexico. Additionally, our announced intention to partner with Ranbaxy Promoter Group in India to provide life insurance and asset management products through its financial services company Religare will provide AEGON a strong platform in this fast-developing market.

“As a result of our solid capital position and strong cash flows, we have raised the interim dividend by 9% to EUR 0.24 per common share. To encourage the election of cash dividend, the value of the stock dividend will be approximately 5% lower than the cash dividend. AEGON intends to purchase shares on the open market to neutralize the effect of stock dividend.

“In summary, increases in operating earnings and value of new business, enhanced distribution capability and continued international expansion indicate that we are on track in implementing AEGON’s growth strategy.”

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EARNINGS OVERVIEW

amounts in millions

	EUR			EUR
	Second quarter			First six months
	2006	2005	%	2006	2005	%
By product segment
Traditional life	182	241	(24)	338	366	(8)
Life for account of policyholders	127	14	N.M.	447	74	N.M.
Fixed annuities	125	113	11	231	168	38
Variable annuities	56	(32)	N.M.	138	(2)	N.M.
Institutional guaranteed products	58	62	(6)	138	126	10
Fee - off balance sheet products	14	32	(56)	28	52	(46)
Reinsurance	42	21	100	97	50	94
Accident and health insurance	107	96	11	186	183	2
General insurance	23	18	28	34	35	(3)
Banking activities	12	(10)	N.M.	16	(3)	N.M.
Other	(1)	(1)	0	(1)	(1)	0
Interest charges and other	(65)	(79)	(18)	(145)	(143)	1

Operating earnings before tax	680	475	43	1,507	905	67
Gains/(losses) on investments	150	508	(70)	118	815	(86)
Impairment charges	(31)	21	N.M.	(25)	11	N.M.
Other non operating income/(charges)	(29)	27	N.M.	9	231	(96)
Share in profit/(loss) of associates	7	11	(36)	13	14	(7)

Income before tax	777	1,042	(25)	1,622	1,976	(18)
Income tax	(113)	(293)	(61)	(328)	(549)	(40)
Minority interest	0	2	N.M.	0	1	N.M.

Net income [1]	664	751	(12)	1,294	1,428	(9)

Net income in USD	834	948	(12)	1,592	1,836	(13)

Income before tax geographically
Americas	438	475	(8)	1,000	944	6
The Netherlands	379	569	(33)	605	815	(26)
United Kingdom	26	98	(73)	121	160	(24)
Other countries	6	10	(40)	33	221	(85)
Holding and other activities	(76)	(111)	(32)	(125)	(161)	(22)
Eliminations	4	1	N.M.	(12)	(3)	N.M.

Income before tax	777	1,042	(25)	1,622	1,976	(18)

Amounts per common share of EUR 0.12
Net income in EUR [2]	0.35	0.41	(15)	0.73	0.84	(13)
Net income fully diluted in EUR [2]	0.35	0.41	(15)	0.73	0.84	(13)

Net income in USD	0.44	0.52	(15)	0.90	1.08	(17)
Net income fully diluted in USD	0.44	0.52	(15)	0.90	1.08	(17)

				At June 30 2006	At Dec. 31 2005
Shareholders’ equity in EUR [3]				9.63	10.89	(12)
Shareholders’ equity in USD [3]				12.24	12.85	(5)

[1]	Net income refers to net income attributable to equity holders of AEGON N.V.
[2]	After deduction of preferred dividend and coupons on perpetuals.
[3]	Shareholders’ equity per share is calculated after deduction of the preferred share capital of EUR 2.1 billion (at Dec. 31, 2005: EUR 2.1 billion) and considering the number of treasury shares. The number of common shares used in the calculation of shareholders’ equity per share is 1,581 million (at Dec. 31, 2005: 1,576 million).

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FIRST SIX MONTHS 2006 GROUP HIGHLIGHTS

Value of new business

The value of new business for the first six months of 2006 amounted to EUR 346 million. This is an increase of 26% compared to EUR 275 million for one-half of the full year 2005 value of new business. The internal rate of return (IRR) on new business amounted to 14.8% compared to 12.4% for the full year 2005. The Other countries, outside the three major country units, accounted for 20% of the total first six months value of new business.

Sales

During the first six months of 2006, new life sales increased 6% to EUR 1,423 million, primarily due to record sales in the United Kingdom. In the UK, new life sales increased 55% for the period, as a result of strong pension sales, partly attributable to Pension A-Day, and growth in bonds and annuities. New life sales in the Americas decreased 8%. The majority of the decline reflects a decrease in production within the Transamerica agency channel and lower sales of BOLI/COLI business. The prospect of new legislative and regulatory changes to investor owned life insurance has created considerable uncertainty within the older age life market. This uncertainty is likely to continue for the remainder of the year. AEGON continues to focus on profitability and strict underwriting disciplines which has resulted in improved value of new business and profits but somewhat lower production. While BOLI/COLI sales were lower in the first half of the year the US operations have already secured a significant BOLI/COLI case early in the third quarter of this year. New life sales in the Netherlands increased 2%, reflecting strong growth in individual life and pension sales through intermediaries, while group pension sales were lower because of the absence of large group pension contracts. New life sales in Other countries in the first six months of 2006 decreased 58% due to lower sales in Taiwan, partly offset by the inclusion of AEGON Poland.

Sales of annuity and institutional guaranteed products in the Americas increased 15% to USD 11.1 billion. Variable annuity sales increased 14% as a result of the introduction of enhanced withdrawal benefit riders and increased wholesaling capacity. As anticipated, sales of fixed annuities were lower and reflect AEGON’s pricing discipline and the challenging interest rate environment. Total pension sales in the US increased 17% to USD 4,997 million. Deposits in institutional guaranteed products increased 19% in part due to strong medium term note funding agreements issued by the Ireland platform.

Off balance sheet production for the Group decreased 2%, reflecting lower sales of managed assets, partly offset by strong sales in both synthetic GICs and retail mutual funds in the US.

Operating earnings before tax

Operating earnings before tax in the first six months of 2006 increased 67% to EUR 1,507 million (and increased 62% at constant currency exchange rates), with increases in all three major country units. Operating earnings in the Americas were positively affected by strong business growth in the variable annuity and reinsurance lines of business and improved mortality in the traditional life and reinsurance lines. In addition, the positive impact of items that receive fair value treatment has contributed to the significant earnings growth.

The increase in operating earnings in the Netherlands is mainly a result of the positive effect of a release of guarantee provisions for unit-linked business following rising interest rates. In the United Kingdom, the increase in operating earnings before tax mainly reflects business growth and the positive effect of higher equity and bond markets. The decrease of operating earnings before tax in Other countries primarily reflects

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lower results in Taiwan and higher start-up costs due to investments in growth in China and Slovakia, partly offset by higher earnings in Hungary and Spain.

Net income

Net income decreased 9% to EUR 1,294 million (11% at constant currency exchange rates) in the first six months of 2006. Higher operating earnings were more than offset by lower net gains/losses on investments and lower other non-operating income. Lower other non-operating income primarily reflects the gain on the sale of the Spanish general insurance business last year. The effective tax rate decreased to 20% from 28% in the first six months of 2005, as a result of higher tax exempt gains. Net income per share decreased 13% to EUR 0.73, reflecting lower net income and a slightly higher average number of ordinary shares outstanding.

Non-operating income

Net gains/losses on investments (before tax) and impairment charges together amounted to a gain of EUR 93 million compared to a gain of EUR 826 million in the first six months of 2005. The decline primarily reflects a negative fair value change in derivatives used for asset and liability management in the Netherlands and normal trading activity in the US in a higher interest rate environment, offset by net gains on the sale of shares in the Netherlands.

Other non-operating income/(charges) and share in profit/(loss) of associates together amounted to EUR 22 million, mainly attributed to the book gain on the sale of Scottish Equitable International Luxembourg and the charges made to AEGON UK policyholders with respect to income tax. The comparable period in 2005 contained the book gain on the sale of the general insurance activities in Spain.

Commissions and expenses

Commissions and expenses increased 9% to EUR 2,983 million (6% at constant currency exchange rates). This is mostly the result of a change in business mix and growth in the business.

Revenue generating investments

Total revenue generating investments amounted to EUR 346 billion at June 30, 2006, compared to EUR 358 billion at December 31, 2005.

Shareholders’ equity

Shareholders’ equity at June 30, 2006 amounted to EUR 17.3 billion, a decrease of 10% compared to December 31, 2005. The increase from net income was more than offset by foreign currency translation effects and a decrease in revaluation reserves, reflecting higher interest rates.

Dividend

An interim dividend of EUR 0.24 per common share has been declared, a 9% increase compared to the interim dividend of 2005. The interim dividend will be paid in cash or shares, at the election of the shareholder. The value of the stock dividend will be approximately 5% lower than the cash dividend. AEGON intends to purchase an equivalent amount of stock on the open market to neutralize the effect of stock dividend, subject to certain tax considerations.

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REPORT OF THE COUNTRY UNITS

AMERICAS

amounts in millions

USD				USD			EUR
Second quarter				First six months			First six months
2006	2005	%		2006	2005	%	2006	2005	%
			Income by product segment
190	150	27	Traditional life	346	293	18	281	228	23
21	28	(25)	Life for account of policyholders	47	58	(19)	38	45	(16)
156	144	8	Fixed annuities	284	216	31	231	168	38
71	(41)	N.M.	Variable annuities	170	(2)	N.M.	138	(2)	N.M.
74	78	(5)	Institutional guaranteed products	170	162	5	138	126	10
21	31	(32)	Fee - off balance sheet products	34	44	(23)	28	34	(18)
53	26	104	Reinsurance	119	64	86	97	50	94
117	94	24	Accident and health insurance	205	198	4	167	154	8

703	510	38	Operating earnings before tax	1,375	1,033	33	1,118	803	39
(126)	48	N.M.	Gains/(losses) on investments	(119)	122	N.M.	(97)	95	N.M.
(23)	41	N.M.	Impairment charges	(26)	59	N.M.	(21)	46	N.M.

554	599	(8)	Income before tax	1,230	1,214	1	1,000	944	6
(155)	(161)	(4)	Income tax	(346)	(352)	(2)	(281)	(274)	3
0	2	N.M.	Minority interest	0	2	N.M.	0	2	N.M.

399	440	(9)	Net income	884	864	2	719	672	7

			Revenues
250	201	24	Life general account single premiums	415	420	(1)	337	327	3
1,447	1,373	5	Life general account recurring premiums	2,866	2,721	5	2,330	2,116	10
148	31	N.M.	Life policyholders account single premiums	273	345	(21)	222	268	(17)
290	289	0	Life policyholders account recurring premiums	598	580	3	486	451	8

2,135	1,894	13	Total life insurance gross premiums	4,152	4,066	2	3,375	3,162	7
641	628	2	Accident and health insurance	1,258	1,236	2	1,023	961	6

2,776	2,522	10	Total gross premiums	5,410	5,302	2	4,398	4,123	7
1,830	1,603	14	Investment income	3,589	3,270	10	2,918	2,543	15
297	258	15	Fee and commission income	586	525	12	476	408	17

4,903	4,383	12	Total revenues	9,585	9,097	5	7,792	7,074	10

1,024	1,050	(2)	Commissions and expenses	2,222	2,083	7	1,806	1,620	11

			Standardized new premium production insurance
269	206	31	Life single premiums	520	698	(26)	423	543	(22)
255	272	(6)	Life recurring premiums annualized	502	529	(5)	408	411	(1)
282	293	(4)	Life total recurring plus 1/10 single	554	599	(8)	450	465	(3)

			Gross deposits
507	524	(3)	Fixed annuities	987	1,025	(4)	802	797	1
2,160	2,521	(14)	Institutional guaranteed products	6,769	5,698	19	5,503	4,431	24
1,599	1,423	12	Variable annuities	3,373	2,951	14	2,742	2,295	19

4,266	4,468	(5)	Total production on balance sheet	11,129	9,674	15	9,047	7,523	20

			Off balance sheet production
2,345	1,724	36	Synthetic GICs	3,895	3,308	18	3,166	2,572	23
2,631	2,393	10	Mutual funds/ Collective Trusts and other managed assets	5,400	5,952	(9)	4,390	4,629	(5)

4,976	4,117	21	Total production off balance sheet	9,295	9,260	0	7,556	7,201	5

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THE AMERICAS

♦	Value of new business amounted to USD 223 million, an increase of 31% compared to one-half of the full year 2005 value of new business.

♦	The IRR on new business improved to 12.7% from 11.3% for full year 2005.

♦	Operating earnings before tax increased 33% to USD 1,375 million in the first six months of 2006 compared to the same period in 2005.

♦	Variable annuity sales increased 14% to USD 3,373 million, compared to the first half of 2005.

♦	Total revenue generating investments amounted to USD 269 billion at June 30, 2006, an increase of 1% compared to year-end 2005.

Results

Operating earnings before tax for the first six months of 2006 increased 33% to USD 1,375 million. The increase in earnings was led by strong business growth in the variable annuity and reinsurance lines of business and improved mortality in the traditional life and reinsurance lines. In addition, the continued favorable returns on hedge funds, limited partnership and convertible bond investments, and the valuation of certain annuity products, all of which receive fair value treatment, have contributed to the significant earnings growth.

Net income, which includes net gains/losses on investments and impairment charges, increased 2% to USD 884 million. Net gains on investments amounted to a loss of USD 119 million in the first six months of 2006 compared to a gain of USD 122 million in the same period during 2005. This change is due to normal trading activity in the rising interest rate environment. Net impairment charges of USD 26 million in the first half of this year were well below long-term expectations, but less favorable than the net impairment recoveries of USD 59 million recorded in the first half of 2005. The effective tax rate of 28% is slightly lower than the effective rate of 29% in the comparable period.

Value of new business

Value of new business amounted to USD 223 million for the first six months of 2006 compared to USD 170 million for one-half of the full year 2005 value of new business. The IRR for the first half of 2006 was 12.7% compared to 11.3% for the full year of 2005. The increase in returns in nearly every line of business more than offset lower sales production in certain lines, including traditional life and fixed annuities. Please refer to pages 24 and 25 for more detailed information on value of new business.

Traditional life / Life for account of policyholders

New life sales for retail and BOLI/COLI products decreased 16% to USD 390 million compared to the first half of 2005. The majority of the decrease reflects lower sales within the Transamerica agency channel. The prospect of new legislative and regulatory changes to investor owned life insurance has created considerable uncertainty within the older age life market. AEGON continues to focus on profitability and strict underwriting disciplines which has resulted in improved value of new business and profits but somewhat lower production. In the US, the agent force serving the middle market grew further during the first part of the year, particularly in the World Financial Group division. While BOLI/COLI sales were lower in the first half of the year the US operations have already secured a significant BOLI/COLI case early in the third quarter.

Operating earnings before tax for traditional life increased 18% to USD 346 million compared to the same period last year. Mortality results for the first six months of 2006 improved from the unfavorable results in the first half of 2005. In addition, the valuation of certain financial assets carried at fair value contributed

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USD 32 million to operating earnings before tax in the first half of 2006 compared to USD 14 million in the same period last year.

Operating earnings before tax from life for account of policyholders decreased USD 11 million to USD 47 million compared to the first six months of 2005.

Fixed annuities

Fixed annuity new deposits of USD 987 million decreased 4% compared to the first half of 2005. Retail fixed annuity new deposits declined 15% reflecting continued increased competition from other products due to the flat yield curve. However, new deposits in the pension channel increased 33% to USD 321 million, including a terminal funding sale of USD 98 million in the second quarter. Fixed annuity account balances of USD 50.2 billion were USD 2.7 billion lower than year-end as new deposits were more than offset by higher withdrawals. The total decrement rate on the retail annuity segment increased to an annualized rate of 23% for the second quarter of 2006 but continues to be within expectations. This brings the total decrement rate for the first six months of 2006 to 20%.

Fixed annuity operating earnings before tax increased 31% to USD 284 million compared to the same period last year. This increase reflects a positive impact from total return annuities and fair value movements of certain financial assets. Lower amortization of deferred policy acquisition cost (DPAC) on the retail block has been partially offset by declining earnings due to modest spread compression and lower account balances. Fair value movements of certain financial assets contributed USD 70 million to operating earnings before tax, compared to USD 22 million in the first two quarters of 2005. The contribution to operating earnings before tax from total return annuities amounted to a negative USD 3 million compared to a negative USD 12 million in the same period last year.

Product spreads on the largest segment of the fixed annuity book were 229 basis points on an pre-tax operating basis compared to 245 basis points in the first quarter of 2006. Product spreads in the second quarter include 23 basis points from the impact of valuation of certain financial assets carried at fair value compared to 41 basis points in the first quarter. On a normalized basis, the expected contribution to product spreads from the valuation of these assets is approximately 15 basis points.

Variable annuities

Variable annuity new deposits of USD 3.4 billion increased 14% compared to the first half of 2005. The retail segment showed continued strong growth with an increase of 19% over the last year. Sales in the pension segment were 10% higher than last year, with most of this growth due to strong first quarter deposits. Variable annuity balances of USD 49.3 billion increased 3% compared to year-end 2005.

Variable annuity operating earnings before tax were USD 170 million in the first half of 2006 relative to a loss of USD 2 million in the comparable 2005 period. This includes the impact of the valuation of Canadian segregated funds, which contributed USD 40 million to operating earnings before tax in the first half of 2006, compared to a loss of USD 65 million in the same period last year. Growth in assets under management due to favorable equity markets and continued favorable persistency have contributed to the growth in earnings. The remaining increase is primarily related to a negative DPAC adjustment of USD 25 million in 2005 in addition to a positive DPAC adjustment of USD 13 million in the second quarter of 2006.

Institutional guaranteed products

Sales of institutional guaranteed products amounted to USD 6.8 billion, an increase of 19% compared to the first half of 2005. The higher sales were primarily due to medium term note funding agreements issued by the

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new Ireland platform through the first two quarters of 2006 and higher sales of short term products in the first quarter. The balance of institutional guaranteed products increased to USD 34.6 billion compared to USD 32.9 billion at year-end 2005.

Operating earnings before tax of institutional guaranteed products increased 5% to USD 170 million compared to the same period last year. The increase reflects the higher contribution from the valuation of certain financial assets carried at fair value, which amounted to USD 64 million in the first half of 2006, and USD 18 million in the first half of 2005. This was nearly offset by the impact of decreased product spreads resulting from the continued rise in short-term interest rates.

Fee – off balance sheet products

Off balance sheet sales for the first half of 2006 was USD 9.3 billion, slightly higher than the comparable 2005 period. Retail mutual fund deposits of USD 1.7 billion increased 53% compared to first half of 2005 due primarily to increased sales in the wirehouse and fee planner channels. Pension mutual funds increased 20% to USD 3.1 billion, primarily due to strong takeover deposits during the first quarter of 2006. Synthetic GIC sales of USD 3.9 billion in the first six months of 2006 increased 18% from USD 3.3 billion. Institutional asset management sales decreased from USD 2.3 billion to USD 0.6 billion in the first half of 2006 due to a strong first quarter of 2005. Off balance sheet assets have increased 5% compared to year-end 2005 and totaled USD 84.6 billion on June 30, 2006.

Operating earnings before tax from fee – off balance sheet products of USD 34 million declined by USD 10 million compared to the first six months of 2005. This decrease includes a one-time release of USD 20 million during the second quarter of 2005 from a long-term deferred compensation plan. This was partly offset by higher fees from the growth in assets under management.

Reinsurance

Reinsurance new life sales of USD 164 million increased USD 27 million or 20% over the same period in 2005 due primarily to continued strong international sales.

Reinsurance operating earnings before tax increased 86% to USD 119 million compared to the same period in 2005. The increase in earnings primarily reflects continued growth in this business and favorable mortality during the first half of 2006. In addition, earnings from the total return annuity product amounted to USD 15 million in the first half of 2006 compared to a loss of USD 8 million in the first half of 2005.

Accident and health business

Accident and health premiums of USD 1,258 million increased 2% compared to the same period last year. Accident and health operating earnings before tax increased 4% to USD 205 million compared to the first six months of 2005. The increase in earnings is primarily due to favorable claims experience relative to the same period in 2005 and continued growth.

Commissions and expenses

Commissions and operating expenses of USD 2,222 million increased 7% compared to the first half of 2005. Operating expenses of USD 947 million were up 11% compared to the same period last year. This increase includes the impact of a one-time release of USD 20 million during the second quarter of 2005 from a long-term deferred compensation plan included in the fee – off balance sheet line of business. Operating expenses increased over the prior year primarily due to growth initiatives in variable annuities, off balance sheet asset management, and international expansion, as well as increased regulatory and compliance costs.

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Normalized return expectations for fair-valued assets in operating earnings

AEGON provides normalized return expectations for certain financial assets that are managed on a total return basis with no offsetting changes to the fair value of liabilities. Normalized annual earnings on these assets, as described in more detail below, are based on long-term expected returns in financial markets, but should not be used as an explicit forecast for the year as actual results can and will deviate from these expectations. These levels of normalized annualized earnings will be revisited and updated at the end of 2006.

These assets include certain hedge funds, real estate limited partnerships and convertible bonds, with assets totaling approximately USD 3.3 billion as of June 30, 2006. Operating earnings for the first half of 2006 include USD 219 million (USD 260 million before DPAC offsets) related to these asset classes, including fair valuation of assets of USD 194 million and cash income of USD 25 million. Based on current holdings and asset class returns consistent with long-term historical experience, the long-term expected return on an annual basis is 8-10%, including fair valuation and cash income, before tax and DPAC offsets. The impact of the fair valuation of assets is most notable in the traditional life, fixed annuity and institutional guaranteed products lines of business.

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THE NETHERLANDS

amounts in millions

EUR				EUR
Second quarter				First six months
2006	2005	%		2006	2005	%
			Income by product segment
24	116	(79)	Traditional life	47	127	(63)
60	(58)	N.M.	Life for account of policyholders	302	(67)	N.M.
9	5	80	Fee - off balance sheet products	17	14	21
12	20	(40)	Accident and health insurance	17	28	(39)
13	10	30	General insurance	17	20	(15)
12	(10)	N.M.	Banking activities	16	(3)	N.M.

130	83	57	Operating earnings before tax	416	119	N.M.
260	495	(47)	Gains/(losses) on investments	190	729	(74)
(13)	(10)	(30)	Impairment charges	(4)	(34)	88
2	1	100	Share in profit/(loss) of associates	3	1	200

379	569	(33)	Income before tax	605	815	(26)
(40)	(144)	(72)	Income tax	(68)	(214)	(68)

339	425	(20)	Net income	537	601	(11)

			Revenues
100	93	8	Life general account single premiums	295	227	30
69	51	35	Life general account recurring premiums	339	341	(1)
116	107	8	Life policyholders account single premiums	444	383	16
205	240	(15)	Life policyholders account recurring premiums	844	964	(12)

490	491	(0)	Total life insurance gross premiums	1,922	1,915	0
40	36	11	Accident and health insurance	125	131	(5)
115	117	(2)	General insurance	254	260	(2)

645	644	0	Total gross premiums	2,301	2,306	(0)
517	599	(14)	Investment income	983	1,106	(11)
90	80	13	Fee and commission income	177	160	11

1,252	1,323	(5)	Total revenues	3,461	3,572	(3)

237	291	(19)	Commissions and expenses	522	591	(12)
			Standardized new premium production insurance
229	188	22	Life single premiums	628	583	8
27	30	(10)	Life recurring premiums annualized	65	67	(3)
50	49	2	Life total recurring plus 1/10 single	128	126	2
20	12	67	Non-life premiums	46	27	70

			Gross deposits
662	642	3	Saving deposits	1,370	1,501	(9)

662	642	3	Total production on balance sheet	1,370	1,501	(9)

			Off balance sheet production

9	17	(47)	Mutual funds and other managed assets	134	495	(73)

9	17	(47)	Total production off balance sheet	134	495	(73)

11 of 31

AEGON THE NETHERLANDS

♦	Value of new business for the first six months of 2006 amounted to EUR 20 million, stable compared to one-half of the full year 2005 value of new business.

♦	The IRR on new business for the first six months of 2006 was 8.5%, compared to 9.2% for the full year 2005, but up from 7.9% in the first quarter of 2006.

♦	New life sales increased by 2% to EUR 128 million.

♦	Non-life sales increased 70% to EUR 46 million, due to successful sales of new disability products.

♦	Operating earnings before tax amounted to EUR 416 million, compared to EUR 119 million in the first six months of 2005.

♦	Total revenue generating investments increased to EUR 63.7 billion at June 30, 2006, up 2% from year-end 2005 levels.

Results

Operating earnings before tax amounted to EUR 416 million in the first six months of 2006, compared to EUR 119 million in the first six months of 2005. The increase in operating earnings in the Netherlands includes the positive effect of a EUR 236 million release of guarantee provisions for unit-linked business (of which EUR 31 million was recorded in the second quarter of 2006), whereas EUR 83 million was added to these provisions in the first six months of 2005. The release of guarantee provisions reflects the effect of the increase in interest rates on the risk-neutral market valuation of these guarantees. The comparable period also included EUR 41 million in provisions for improvements of “Spaarkas” products. Certain financial assets that are carried at fair value with no offsetting changes in the fair value of liabilities contributed a negative EUR 1 million to operating earnings before tax, compared to a positive EUR 44 million in the first six months of 2005.

Net income, which includes net gains/losses on investments, impairment charges and the share in profit of associates, decreased 11% to EUR 537 million. Net gains/losses on investments (before tax) amounted to EUR 190 million compared to EUR 729 million in the first six months of 2005. The gains and losses on investments (before tax) include a negative EUR 346 million from the decrease in market value of derivatives used for asset and liability management purposes, compared to a positive contribution of EUR 293 in the first half of 2005. The effective tax rate amounted to 11% compared to 26% in the first six months of the prior year. The decrease is largely the result of substantially higher tax-exempt gains from the sale of shares.

Value of new business

The value of new business for the first six months of 2006 amounted to EUR 20 million, stable compared to one-half of the full year 2005 value of new business. The IRR amounted to 8.5% compared to 9.2% for the full year 2005, but up from 7.9% in the first quarter of 2006. The lower IRR mainly reflects a change in the economic assumptions compared to 2005. Please refer to pages 24 and 25 for more detailed information on value of new business.

Traditional life / Life for account of policyholders

New life sales increased 2% to EUR 128 million. The strong growth in individual life and pension sales and in SME pensions more than compensated for the absence of large group pension contracts in the first six months of 2006. The pipeline of new group pension sales is promising.

Operating earnings before tax for traditional life amounted to EUR 47 million for the first six months of 2006, compared to EUR 127 million in the same period in 2005. The decrease mainly reflects lower investment

12 of 31

income, including a smaller contribution from assets carried at fair value with no offsetting changes in the fair value of liabilities, and lower technical results.

Operating earnings before tax from life for account of policyholders amounted to EUR 302 million, compared to a loss of EUR 67 million in the first six months of 2005. This reflects the release of provisions for guarantees and the absence of additions to provisions for “Spaarkas” products.

Fee – off balance sheet products

Off balance sheet product sales amounted to EUR 134 million compared to EUR 495 million in the first six months of 2005. The comparable period included a number of large mandates.

Operating earnings before tax from fee business amounted to EUR 17 million, compared to EUR 14 million in the first six months of 2005, as a result of improved performance of Meeùs and the asset management activities.

Non-life insurance

Accident and health premiums decreased 5% to EUR 125 million as a result of high lapse rates in the sickness benefits market due to new legislation. Sales of the new WIA disability product developed favorably and represented 57% of all new non-life production in the first six months of 2006. Accident and health operating earnings before tax were EUR 17 million compared to EUR 28 million in the first six months of 2005. Technical results were lower compared to the favorable results in 2005, mainly because of higher claim experience and high lapse rates in the sick leave market related to legislative changes.

General insurance premiums decreased 2% to EUR 254 million. General insurance operating earnings before tax amounted to EUR 17 million compared to EUR 20 million in the comparable period, mainly due to higher claims and increased competition.

Banking activities

At the end of the second quarter of 2006, over 1,000 Levensloop contracts have been signed with employers, representing well over 600,000 employees. Currently more than 20,000 Levensloop accounts have been opened. Until July 2006, employees had the opportunity to open an account and save for this year. New Levensloop deposits, largely recurring, amounted to EUR 43 million in the first six months of 2006. The pipeline of new contracts represents 500 companies.

Operating earnings before tax from banking activities amounted to EUR 16 million, compared to a loss of EUR 3 million in the first six months of 2005. The increase reflects the absence of additions to provisions for equity lease products.

Commissions and expenses

Commissions and expenses decreased 12% to EUR 522 million in the first six months of 2006. Operating expenses amounted to EUR 341 million, 14% lower than in the comparable period of 2005. This is primarily due to no additional provisions for “Spaarkas” and equity lease products. On a like for like basis, operating expenses were up by approximately 5%, due to the additional costs of external staffing and professional services.

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Normalized return expectations for fair-valued assets in operating earnings

AEGON provides normalized return expectations for certain financial assets that are managed on a total return basis with no offsetting changes to the fair value of liabilities. Normalized annual earnings on these assets, as described in more detail below, are based on long-term expected returns in financial markets, but should not be used as an explicit forecast for the year as actual results can and will deviate from these expectations. These levels of normalized annualized earnings will be revisited and updated at the end of 2006.

These assets include an investment in a private equity fund and totaled EUR 199 million as of June 30, 2006. Operating earnings for the first six months of 2006 include a loss of EUR 1 million related to these asset classes. Based on current holdings and asset class returns consistent with long-term historical experience, the long-term expected return on an annual basis is 8% before tax. The impact of the fair valuation of assets is notable in the traditional life and life for account of policyholders lines of business.

14 of 31

UNITED KINGDOM

amounts in millions

GBP				GBP			EUR
Second quarter				First six months			First six months
2006	2005	%		2006	2005	%	2006	2005	%
			Income by product segment
4	1	N.M.	Traditional life	6	2	200	9	3	200
35	33	6	Life for account of policyholders	72	64	13	105	94	12
(1)	1	N.M.	Fee - off balance sheet products	(3)	2	N.M.	(5)	3	N.M.

38	35	9	Operating earnings before tax	75	68	10	109	100	9
0	2	N.M.	Gains/(losses) on investments	(2)	4	N.M.	(3)	6	N.M.
(1)	(1)	0	Impairment charges	(1)	(1)	0	(1)	(1)	0
(19)	30	N.M.	Other non-operating income/(charges) [1]	11	38	(71)	16	55	(71)

18	66	(73)	Income before tax	83	109	(24)	121	160	(24)
19	(30)	N.M.	Income tax attributable to policyholder return	0	(38)	N.M.	0	(55)	N.M.

37	36	3	Income before income tax on shareholders return	83	71	17	121	105	15
(1)	(8)	(88)	Income tax on shareholders return	(8)	(18)	(56)	(12)	(26)	(54)
0	0	N.M.	Minority interest	0	0	N.M.	0	(1)	N.M.

36	28	29	Net income	75	53	42	109	78	40

			Revenues
222	68	N.M.	Life general account single premiums	372	112	N.M.	542	163	N.M.
60	47	28	Life general account recurring premiums	110	91	21	160	133	20
899	284	N.M.	Life policyholders account single premiums	1,513	680	123	2,203	994	122
325	308	6	Life policyholders account recurring premiums	645	607	6	939	886	6

1,506	707	113	Total gross premiums	2,640	1,490	77	3,844	2,176	77
421	371	13	Investment income	834	767	9	1,215	1,120	8
43	41	5	Fee and commission income	84	74	14	122	109	12

1,970	1,119	76	Total revenues	3,558	2,331	53	5,181	3,405	52

144	117	23	Commissions and expenses	279	225	24	406	329	23

			Standardized new premium production insurance [2]
1,350	741	82	Life single premiums	2,417	1,367	77	3,520	1,996	76
147	103	43	Life recurring premiums annualized	257	184	40	375	269	39
282	177	59	Life total recurring plus 1/10 single	499	321	55	727	469	55

			Off balance sheet production
226	589	(62)	Mutual funds and other managed assets	529	669	(21)	770	977	(21)

226	589	(62)	Total production off balance sheet	529	669	(21)	770	977	(21)

[1]	Included in other non-operating income/(charges) are charges made to policyholders with respect to income tax.
There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.
[2]	Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

15 of 31

AEGON UNITED KINGDOM

♦	Value of new business amounted to GBP 53 million, an increase of 61% compared to one-half of the full year 2005 value of new business.

♦	The IRR on new business increased to 11.5% from 11.0% for the full year 2005.

♦	New life sales increased 55% to GBP 499 million.

♦	Operating earnings before tax increased 10% to GBP 75 million, or 26% when excluding the effect of an incentive plan charge of GBP 11 million.

♦	Total revenue generating investments of GBP 45.2 billion were stable compared to year-end 2005 levels.

Results

Operating earnings before tax amounted to GBP 75 million compared to GBP 68 million in the first six months of 2005. The increase mainly reflects business growth, the positive effect of higher equity and bond markets and positive mortality experience. Earnings are negatively impacted by a GBP 11 million charge for the incentive plan for registered individuals (RIs) and staff related to the accelerated acquisition of the remaining 40% of Positive Solutions (GBP 4 million in the second quarter). Excluding the effect of the incentive plan charge, operating earnings before tax increased 26%.

Net income, which includes net gains/losses on investments and impairment charges, increased 42% to GBP 75 million. Other non-operating income includes a gain of GBP 11 million in the first quarter of 2006 related to the sale of the Luxembourg-based subsidiary Scottish Equitable International to La Mondiale Participations. In the consolidated earnings for the Group, 35% of this gain has been eliminated to reflect AEGON’s 35% share in La Mondiale Participations.

The effective tax rate in the first six months of 2006 decreased from 25% to 10%. This reflects the tax-free disposal gain on the Luxembourg subsidiary and a change in the mix of profits from business lines.

Operating earnings before tax in the second quarter of 2006 increased 9% to GBP 38 million. Net income amounted to GBP 36 million for the period, a 29% increase over the comparable period last year.

Value of new business

The value of new business for the first six months of 2006 increased 61% to GBP 53 million compared to GBP 33 million for one-half of the full year 2005 value of new business. The IRR on new business increased to 11.5% compared to 11.0% for the full year 2005. The increase in value of new business reflects higher production, a more profitable mix of business as well as commission reductions and charge increases introduced in 2005 on some of the pension business. Please refer to pages 24 and 25 for more detailed information on value of new business.

Traditional life / Life for account of policyholders

New life sales in the first six months of 2006 increased 55% and the second quarter of this year represented the highest quarterly sales result ever. The growth in sales is driven by increased activity in the pension business and strong sales in bonds and annuities. Part of the higher pension sales can be attributed to exceptional activity due to Pension A-Day.

Operating earnings before tax for traditional life amounted to GBP 6 million compared to GBP 2 million in the first six months of 2006, due to positive mortality experience in the second quarter of 2006. Operating earnings before tax from life for account of policyholders was GBP 72 million, a 13% increase. This increase mainly reflects business growth and the impact of the higher equity and bond markets on fund related charges.

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Fee – off balance sheet products

In asset management, the retail business continued its trend from 2005 and showed strong performance, with the majority of sales coming from bond funds emphasizing the strength of AEGON’s fixed income offering. Institutional sales were lower as two large institutional mandates were won in the first half of 2005. Total off balance sheet production amounted to GBP 529 million compared to GBP 669 million in the first six months of 2005.

In the owned distribution businesses, Positive Solutions had another strong quarter generating its highest-ever quarterly income. The number of RIs reached 1,423 at the end of the second quarter, an increase of approximately 110 RIs compared to the end of 2005. Average productivity remains high.

Operating earnings before tax from the fee business segment amounted to a negative GBP 3 million, compared to a positive contribution of GBP 2 million in the first six months of 2005. The lower result was due to the charge of GBP 11 million for the incentive plan related to Positive Solutions.

Commissions and expenses

Commissions and expenses increased 24% to GBP 279 million including the GBP 11 million incentive cost related to Positive Solutions. Other factors affecting commissions and expenses include growth in the distribution businesses, leading to an increase of GBP 10 million in paid-out commissions. Operating expenses increased by 7% to GBP 174 million, reflecting investment and growth in the businesses, including protection and Positive Solutions.

17 of 31

OTHER COUNTRIES

amounts in millions

EUR				EUR
Second quarter				First six months
2006	2005	%		2006	2005	%
			Income by product segment
1	5	(80)	Traditional life	1	8	(88)
0	0	N.M.	Life for account of policyholders	2	2	0
(10)	1	N.M.	Fee - off balance sheet products	(12)	1	N.M.
1	1	0	Accident and health insurance	2	1	100
10	8	25	General insurance	17	15	13
(1)	(1)	0	Other	(1)	(1)	0

1	14	(93)	Operating earnings before tax	9	26	(65)
1	2	(50)	Gains/(losses) on investments	15	6	150
(1)	(16)	94	Other non-operating income/(charges)	(1)	176	N.M.
5	10	(50)	Share in profit/(loss) of associates	10	13	(23)

6	10	(40)	Income before tax	33	221	(85)
(2)	0	N.M.	Income tax	(9)	(34)	(74)

4	10	(60)	Net income	24	187	(87)

			Revenues
6	4	50	Life general account single premiums	14	9	56
279	299	(7)	Life general account recurring premiums	452	443	2
110	3	N.M.	Life policyholders account single premiums	207	11	N.M.
58	32	81	Life policyholders account recurring premiums	112	62	81

453	338	34	Total life insurance gross premiums	785	525	50
13	13	0	Accident and health insurance	40	39	3
32	31	3	General insurance	66	65	2

498	382	30	Total gross premiums	891	629	42
45	40	13	Investment income	87	75	16
9	5	80	Fee and commission income	17	11	55
(1)	0	N.M.	Other revenues	0	0	N.M.

551	427	29	Total revenues	995	715	39

110	67	64	Commissions and expenses	194	127	53

			Standardized new premium production insurance
124	7	N.M.	Life single premiums	231	20	N.M.
40	190	(79)	Life recurring premiums annualized	95	281	(66)
52	191	(73)	Life total recurring plus 1/10 single	118	283	(58)

			Gross deposits
2	1	100	Variable annuities	3	2	50

2	1	100	Total production on balance sheet	3	2	50

			Off balance sheet production
107	49	118	Mutual funds and other managed assets	221	159	39

107	49	118	Total production off balance sheet	221	159	39

18 of 31

OTHER COUNTRIES

♦	Value of new business amounted to EUR 68 million compared to EUR 70 million for one-half of the full year 2005.

♦	The IRR on new business increased for all regions.

♦	New life sales in the first six months of 2006 decreased 58% to EUR 118 million.

♦	Operating earnings before tax amounted to EUR 9 million, compared to EUR 26 million in the first six months of 2005.

♦	Total revenue generating investments increased 8% to EUR 5.9 billion compared to year-end 2005 levels.

Results

Operating earnings before tax in Other countries amounted to EUR 9 million compared to EUR 26 million in the first six months of 2005. Higher earnings in Hungary and Spain were more than offset by lower results in Taiwan and higher start-up costs due to investments in growth in China and Slovakia.

Net income, which includes net gains/losses on investments, amounted to EUR 24 million compared to EUR 187 million in the first six months of 2005. The comparable period included a book gain on the sale of the Spanish general insurance activities for EUR 176 million before tax. AEGON’s share in the profit (and loss) of associates (after tax) amounted to EUR 10 million, compared to EUR 13 million in the first six months 2005.

Value of new business

The value of new business coming from Other countries for the first six months of 2006 amounted to EUR 68 million, compared to EUR 70 million for one-half of the full year 2005 value of new business. This reflects lower volumes in Taiwan due to re-pricing. Other countries accounted for 20% of total value of new business for the Group. Asia accounted for 41% of value of new business coming from Other countries, while Central and Eastern Europe (CEE) and Other European Countries accounted for 31% and 28% respectively.

The IRR amounted to 21.2% for Asia, against 10.6% for the full year 2005. The improvement is driven by Taiwan, mainly due to re-pricing. For CEE, the IRR of 38.0% compares to 33.4% for the full year 2005. This reflects an improvement in Poland. Finally, the IRR for Other European Countries amounted to 18.6%. This compares to 17.5% for the full year 2005 and mainly reflects an improvement at the Caja de Ahorros del Mediterráneo (CAM) partnership in Spain.

Please refer to pages 24 and 25 for more detailed information on value of new business.

Traditional life / Life for account of policyholders

New life sales in Taiwan in the first six months of 2006 decreased 76% to NTD 2.6 billion (EUR 64 million), reflecting the high levels of sales through the broker channel in the comparable period. Unit-linked sales increased for the sixth consecutive quarter, accounting for 44% of total new life sales in the first six months of 2006. The fall in traditional life sales is due to re-pricing of the products following the revised reserving requirements introduced in 2005, and price competition. Total gross premiums increased 8% to NTD 16.6 billion (EUR 417 million) in the first six months of 2006, mainly due to growth in recurring premiums of the life for account of policyholder business.

In Hungary, new life sales increased 5% to HUF 2.1 billion (EUR 8 million). The new risk product showed good sales momentum and various products have been repositioned in order to increase sales through the independent network.

19 of 31

AEGON Poland had its third consecutive record sales quarter, with new life sales amounting to PLN 104 million (EUR 27 million). However, sales towards the end of the quarter were affected by increased equity market volatility.

In Spain, new life sales increased 44% to EUR 14 million, reflecting growth in recurring premium sales and the proportional inclusion of the sales of Badajoz Vida, the joint venture with Caja de Badajoz. New premium production has been adversely affected by changes in tax law, effective in 2007, delaying the closing of several agreements on group policies.

The partnership with CAM saw a decrease of 31% in new life sales to EUR 89 million (on a 100% basis), but the quality of the sales and returns improved. Premium income for the partnership with CAM amounted to EUR 247 million (on a 100% basis). The partnership with CAM is not consolidated in AEGON’s accounts. AEGON includes its share in the results of the partnership in the line share in profit / (loss) of associates.

Total traditional life insurance operating earnings before tax from Other countries amounted to EUR 1 million, compared to EUR 8 million in the first six months of 2005. This reflects lower results in Taiwan due to the decline in sales and higher investments in growth in China. Operating earnings from life for account of policyholders remained stable and amounted to EUR 2 million.

Fee - off balance sheet products

In Hungary, off balance sheet product sales amounted to HUF 50 billion (EUR 191 million). Sales in the pension fund business continued to grow, with the number of new members increasing by 38% to almost 28,000. Total pension fund membership amounted to over 600,000 members at the end of June 2006. Off balance sheet investments grew by 13% to HUF 317 billion (EUR 1,118 million) compared to the year-end 2005 level.

In Slovakia, the pension fund business continued to report strong growth. In the first six months, approximately 100,000 new pension fund members were registered, bringing the total to over 150,000.

Total fee - off balance sheet operating earnings before tax from Other countries amounted to a negative EUR 12 million, against a positive EUR 1 million for the first six months of 2005, reflecting investments to grow the Slovakian pension business.

Non-life insurance

In Hungary, non-life premium income increased by 6% to HUF 17 billion (EUR 65 million) mainly as a result of increased household insurance sales. Non-life premiums in Spain, which only include health business, increased 3% to EUR 39 million.

Accident and health insurance operating earnings before tax in Other countries amounted to EUR 2 million compared to EUR 1 million in the first six months of 2005. General insurance operating earnings before tax increased to EUR 17 million from EUR 15 million in the comparable period last year.

Commissions and expenses

Commissions and expenses increased 53% to EUR 194 million mainly due to lower deferral of commissions in Taiwan following a change in business mix. Operating expenses increased 2% to EUR 67 million due to higher expenses in China, Hungary and new operations in Poland, offset by lower expenses in Spain.

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Associates

AEGON’s share in the profit of associates amounted to EUR 10 million (after tax), compared to EUR 13 million in the first six months of 2005. This line represents the income from the partnership with CAM (49.99% interest) as well as the income from the 35% stake in La Mondiale Participations.

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CONDENSED CONSOLIDATED BALANCE SHEETS

amounts in millions

	At June 30 2005 EUR	At June 30 2006 EUR	At Dec. 31 2005 EUR	%
Investments general account	142,698	137,201	146,075	(6)
Investments for account of policyholders	119,061	124,906	127,547	(2)
Investments in associates	554	469	542	(13)
Other assets and receivables	36,938	35,904	37,051	(3)

Total assets	299,251	298,480	311,215	(4)

Shareholders’ equity	18,422	17,334	19,276	(10)
Other equity instruments	3,696	3,782	3,379	12
Minority interest	16	15	15	0

Group equity	22,134	21,131	22,670	(7)
Trust pass-through securities	426	405	437	(7)
Subordinated borrowings	279	268	284	(6)
Senior debt related to insurance activities	1,514	1,587	2,059	(23)

Total capital base	24,353	23,391	25,450	(8)
Insurance contracts general account	91,726	89,755	95,690	(6)
Insurance contracts for account of policyholders	66,334	68,093	70,280	(3)
Investment contracts general account	38,044	37,526	38,842	(3)
Investment contracts for account of policyholders	53,782	58,277	58,724	(1)
Other liabilities	25,012	21,438	22,229	(4)

Total equity and liabilities	299,251	298,480	311,215	(4)

SHAREHOLDERS’ EQUITY ROLL FORWARD

	At June 30 2005 EUR	At June 30 2006 EUR	At Dec. 31 2005 EUR
Shareholders’ equity January 1	14,875	19,276	14,875
Net income	1,428	1,294	2,732
Dividend paid	(169)	(263)	(272)
Movements in foreign currency translation reserve	1,234	(954)	1,515
Repurchased and sold own shares	72	(96)	76
Movements in revaluation reserves	841	(1,787)	152
Coupons on perpetuals (net of tax)	(59)	(63)	(132)
Other changes [1]	200	(73)	330

Shareholders’ equity end of period	18,422	17,334	19,276

[1]	Includes EUR 275 million in 2005 from an agreement between the Dutch tax authorities and AEGON N.V. on a number of items related to AEGON NV’s corporate income tax filings for the years 1996-2005.

ADDITIONAL BALANCE SHEET INFORMATION

At June 30 2006 USD	At Dec. 31 2005 USD	%		At June 30 2005 USD	At June 30 2005 EUR	At June 30 2006 EUR	At Dec. 31 2005 EUR	%
			Assets
14,025	12,728	10	Deferred policy acquisition costs	11,629	9,617	11,032	10,789	2
			Equity
2,684	2,490	8	Preferred shares	2,551	2,110	2,111	2,111	0
643	2,705	(76)	Revaluation reserves	3,606	2,982	506	2,293	(78)
			Liabilities
50,210	52,907	(5)	Fixed annuities	53,997	44,655	39,495	44,848	(12)
34,574	32,938	5	Institutional guaranteed products	32,370	26,770	27,196	27,921	(3)
49,254	48,015	3	Variable annuities	44,692	36,960	38,743	40,701	(5)
6,517	5,954	9	Savings accounts	6,704	5,544	5,126	5,047	2

			Number of employees		27,152	27,290	27,159	0

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REPORT OF THE HOLDING COMPANY

Capital and funding

Shareholders’ equity at June 30, 2006 amounted to EUR 17.3 billion, a decrease of EUR 1.9 billion or 10% compared to December 31, 2005. The positive impact of EUR 1.3 billion from net income was more than offset by negative foreign currency translation effects of EUR 1.0 million, and a decrease in revaluation reserves of EUR 1.8 billion, primarily reflecting the impact of higher interest rates on the valuation of bonds.

At June 30, 2006 shareholders’ equity represented 74% of the total capital base, comfortably within target levels. Group equity, which includes other equity instruments (such as perpetual capital securities) and minority interests, represented 90% of total capital. The capital leverage to total capital ratio decreased to 10% from 11% at December 31, 2005. In June 2006 AEGON completed an SEC registered offering of USD 500 million in perpetual capital securities. The proceeds will be used for general corporate purposes including the retiring of senior debt, and will further strengthen the quality of AEGON’s capital base in a cost effective, non-dilutive manner.

Dividend

An interim dividend of EUR 0.24 per common share has been declared, a 9% increase compared to the interim dividend of 2005. The interim dividend will be paid in cash or shares, at the election of the shareholder. The value of the stock dividend will be approximately 5% lower than the cash dividend. AEGON intends to purchase an equivalent amount of stock on the open market to neutralize the effect of stock dividend, subject to certain tax considerations. The record date for AEGON shares listed on Euronext Amsterdam is August 11, 2006. For shares listed on the New York Stock Exchange the record date is August 16, 2006. AEGON shares will be quoted ex-dividend on August 14, 2006. The election period will run from August 15 up to and including September 8, 2006. The stock fraction will be based on the average share price on Euronext Amsterdam from September 11, 2006 through September 15, 2006. The dividend will be payable as of September 21, 2006.

Interest charges and other

Interest charges and other were stable at EUR 145 million in the first six months of 2006.

Subsequent events

On July 7, 2006 AEGON and Ranbaxy Promoter Group announced that a memorandum of understanding has been signed to jointly enter the insurance and asset management markets in India. The partnership will be implemented by AEGON and Religare, a Ranbaxy Promoter Group company. Entering the Indian market continues AEGON’s strategy of expanding into countries that offer long-term growth opportunities for insurance and investment products. India has long been identified as one of AEGON’s target markets given its sizeable population and rapidly developing economy, the relatively low penetration level of insurance in the country, and the continued strong growth rates projected for the insurance sector in coming years. AEGON and Ranbaxy Promoter Group expect to announce a transaction later this year.

In July 2006 AEGON completed the offering of EUR 200 million in perpetual capital securities. Additionally the issue of USD 500 million of perpetual capital securities, offered in June 2006, was subsequently increased by USD 50 million in July 2006. Proceeds of both issues will be used for general corporate purposes including the retiring of senior debt.

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VALUE OF NEW BUSINESS

Starting with the first quarter of 2006, AEGON is providing value of new business information on a quarterly basis. Value of new business represents the present value of the future distributable earnings on the block of business sold in the latest reporting period. Value of new business is calculated using beginning of year economic assumptions and assumptions outside of management control, and end of period operating assumptions. AEGON’s management believes that this information, in conjunction with other publicly disclosed financial information, can provide valuable additional information for investors and shareholders.

Value of new business should not be viewed as a substitute for AEGON’s primary financial statements. The methodology AEGON uses to calculate value of new business is consistent with European Embedded Value Principles and described in more detail in the 2005 Embedded Value disclosure document that is available on AEGON’s website: www.aegon.com.

VALUE OF NEW BUSINESS

(amounts in EUR millions)	VNB 2006 H1	VNB 1/2 of full year 2005%
Gross value of new business	649	561	16
Tax	(191)	(180)	6
Cost of capital	(112)	(106)	5
Value of new business	346	275	26

VALUE OF NEW BUSINESS AND IRR

(amounts in EUR millions, after-tax)	2006 H1 VNB	2005 1/2 of full year VNB	2006 H1 IRR %	2005 full year IRR %
Americas	181	137	12.7	11.3
The Netherlands	20	20	8.5	9.2
United Kingdom	77	49	11.5	11.0
Asia	28	41	21.2	10.6
China[1]	0	0	16.1	15.3
Taiwan	28	41	21.3	10.6
Central and Eastern Europe	21	14	38.0	33.4
Czech Republic	0	0	25.0	26.5
Hungary	10	10	40.0	39.9
Poland	7	2	>50	25.8
Slovakia	4	2	10.8	11.7
Other European countries	19	15	18.6	17.5
France[2]	3	2	9.9	9.1
Spain[3]	16	13	20.4	19.1

Total	346	275	14.8	12.4

[1]	AEGON CNOOC joint venture (50%).
[2]	La Mondiale Partnership (35%).
[3]	AEGON Spain and 50% of CAM partnership in Spain.

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VNB/PVNBP SUMMARY (amounts in EUR millions) 2006 H1	Premium business (TL, LAP, Reins, A&H)				Deposit business (FA, VA, IGP, Fee)				Total VNB	Total IRR %
	VNB	PVNBP[4]	VNB/ PVNBP %	VNB/ APE %	VNB	PVNBP	VNB/ PVNBP %	VNB/ Deposits %
Americas	91	3,637	2.5	12.6	90	13,235	0.7	0.7	181	12.7
The Netherlands	20	1,388	1.4	12.1	0	4	6.3	32.2	20	8.5
United Kingdom	77	4,372	1.8	11.2	0	0	—	0.0	77	11.5
Asia	28	425	6.6	40.9	0	0	—	0.0	28	21.2
China[1]	0	21	2.3	15.6	0	0	—	0.0	0	16.1
Taiwan	28	404	6.8	42.1	0	0	—	0.0	28	21.3
Central and Eastern Europe	13	288	4.6	36.6	8	507	1.5	66.1	21	38.0
Czech Republic	0	5	5.1	26.6	0	0	—	0.0	0	25.0
Hungary	5	48	9.9	66.0	5	109	4.5	54.6	10	40.0
Poland	7	226	3.2	27.4	0	0	—	0.0	7	>50
Slovakia	1	9	10.8	65.5	3	397	0.7	103.3	4	10.8
Other European countries	19	950	2.0	17.9	0	0	—	0.0	19	18.6
France[2]	3	628	0.5	6.0	0	0	—	0.0	3	9.9
Spain[3]	16	322	4.9	30.3	0	0	—	0.0	16	20.4

Total	248	11,060	2.2	13.9	98	13,745	0.7	0.8	346	14.8

[1]	AEGON CNOOC joint venture (50%).
[2]	La Mondiale Partnership (35%).
[3]	AEGON Spain and 50% of CAM partnership in Spain.
[4]	Present Value New Business Premium.

MODELED NEW BUSINESS APE[4] AND DEPOSITS (amounts in EUR millions)	Premium business (TL, LAP, Reins, A&H)		Deposit business (FA, VA, IGP, Fee)		VNB 2006 H1	VNB 2005 1/2 of full year	%
	APE 2006 H1	APE 2005 1/2 of full year	Deposits 2006 H1	Deposits 2005 1/2 of full year
Americas	721	709	12,368	11,292	181	137	33
The Netherlands	163	116	1	11	20	20	2
United Kingdom	686	492	0	0	77	49	57
Asia	69	158	0	0	28	41	(32)
China[1]	3	2	0	0	0	0	188
Taiwan	66	156	0	0	28	41	(33)
Central and Eastern Europe	36	15	12	13	21	14	57
Czech Republic	1	1	0	0	0	0	4
Hungary	7	8	9	8	10	10	5
Poland	26	5	0	0	7	2	N.M.
Slovakia	1	1	3	5	4	2	72
Other European countries	106	87	0	0	19	15	26
France[2]	54	46	0	0	3	2	41
Spain[3]	52	42	0	0	16	13	23

Total	1,780	1,577	12,380	11,316	346	275	26

[1]	AEGON CNOOC joint venture (50%).
[2]	La Mondiale Partnership (35%).
[3]	AEGON Spain and 50% of CAM partnership in Spain.
[4]	APE = recurring premium + 1/10 single premium.

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CONDENSED CONSOLIDATED INCOME STATEMENT

amounts in millions

	EUR			EUR
	Second quarter			First six months
	2006	2005	%	2006	2005	%
Total revenues	8,573	6,908	24	17,458	14,826	18
Income from reinsurance ceded	376	327	15	776	828	(6)
Fair value and foreign exchange gains	(49)	156	N.M.	504	212	138
Total gains on investments	(1,777)	3,153	N.M.	2,640	3,977	(34)
Other income	0	(16)	N.M.	10	176	(94)

Total income	7,123	10,528	(32)	21,388	20,019	7

Benefits and expenses [1]	4,283	9,956	(57)	17,117	17,588	(3)
Fair value and foreign exchange losses	75	100	(25)	125	237	(47)
Total losses on investments and impairment charges	1,903	(669)	N.M.	2,335	22	N.M.
Interest charges and related fees	91	110	(17)	201	210	(4)
Other charges	1	0	N.M.	1	0	N.M.

Total charges	6,353	9,497	(33)	19,779	18,057	10

Share in profit/(loss) of associates	7	11	(36)	13	14	(7)

Income before tax	777	1,042	(25)	1,622	1,976	(18)
Income tax	(113)	(293)	(61)	(328)	(549)	(40)
Minority interest	0	2	N.M.	0	1	N.M.

Net income	664	751	(12)	1,294	1,428	(9)

[1]	For the first six months includes Commissions and expenses for EUR 2,983 million (2005: EUR 2,745 million).

NET INCOME PER SHARE (EPS) CALCULATION

amounts in millions (except per share data)

	EUR			EUR
	Second quarter			First six months
	2006	2005	%	2006	2005	%
Net income	664	751	(12)	1,294	1,428	(9)
Preferred dividend	(80)	(79)	(1)	(80)	(79)	(1)
Coupons on perpetuals	(31)	(30)	(3)	(63)	(59)	(7)

Net income attributable to ordinary shareholders	553	642	(14)	1,151	1,290	(11)

Weighted average number of ordinary shares outstanding				1,575	1,531	3
Net income per share	0.35	0.41	(15)	0.73	0.84	(13)

Quarterly net income per share	2006	2005
first quarter	0.38	0.43	(12)
second quarter	0.35	0.41	(15)
third quarter		0.38
fourth quarter		0.41

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REVENUES AND PRODUCTION

amounts in millions

	EUR			EUR
	Second quarter			First six months
	2006	2005	%	2006	2005	%
Revenues
Life general account single premiums	630	357	76	1,188	726	64
Life general account recurring premiums	1,585	1,508	5	3,281	3,033	8
Life policyholders account single premiums	1,652	562	194	3,076	1,656	86
Life policyholders account recurring premiums	965	955	1	2,381	2,363	1

Total life insurance gross premiums	4,832	3,382	43	9,926	7,778	28
Accident and health insurance	563	546	3	1,188	1,131	5
General insurance	147	148	(1)	320	325	(2)

Total gross premiums	5,542	4,076	36	11,434	9,234	24
Investment income	2,628	2,465	7	5,222	4,860	7
Fee and commission income	398	350	14	792	688	15
Other revenues	5	17	(71)	10	44	(77)

Total revenues	8,573	6,908	24	17,458	14,826	18

Total revenues by product segment
Life insurance	7,697	6,020	28	15,596	12,964	20
Accident and health insurance	655	634	3	1,373	1,312	5
General insurance	160	165	(3)	347	356	(3)
Banking activities	57	68	(16)	113	135	(16)
Other activities	4	21	(81)	29	59	(51)

Total revenues	8,573	6,908	24	17,458	14,826	18

Standardized new premium production insurance
Life single premiums	2,531	1,456	74	4,802	3,142	53
Life recurring premiums annualized	484	586	(17)	943	1,028	(8)
Life total recurring plus 1/10 single	737	732	1	1,423	1,343	6

Gross deposits
Fixed annuities	403	415	(3)	802	797	1
Institutional guaranteed products	1,670	2,008	(17)	5,503	4,431	24
Variable annuities	1,269	1,131	12	2,745	2,297	20

Total	3,342	3,554	(6)	9,050	7,525	20
Savings deposits	662	642	3	1,370	1,501	(9)

Total production on balance sheet	4,004	4,196	(5)	10,420	9,026	15

Net deposits
Fixed annuities	(1,560)	(1,030)	(51)	(2,906)	(1,940)	(50)
Institutional guaranteed products	(796)	432	N.M.	699	563	24
Variable annuities	128	118	8	274	317	(14)

Total	(2,228)	(480)	N.M.	(1,933)	(1,060)	(82)
Savings deposits	14	12	17	(21)	(121)	83

Total net deposits	(2,214)	(468)	N.M.	(1,954)	(1,181)	(65)

Off balance sheet production
Synthetic GICs	1,877	1,364	38	3,166	2,572	23
Mutual funds/Collective Trusts and other managed assets	2,533	2,842	(11)	5,515	6,260	(12)

Total production off balance sheet	4,410	4,206	5	8,681	8,832	(2)

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INVESTMENTS GEOGRAPHICALLY

amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP	At June 30, 2006	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities & eliminations	Total EUR
		Investments
2,601	36	Shares	2,046	4,967	52	128	(19)	7,174
98,850	2,546	Bonds	77,755	15,985	3,679	3,129	22	100,570
16,559	0	Loans	13,025	7,803	0	190	66	21,084
7,494	0	Other financial assets	5,895	5	0	55	0	5,955
482	0	Investments in real estate	379	1,693	0	1	0	2,073
206	0	Real estate held for own use	162	135	0	33	15	345

126,192	2,582	Investments general account	99,262	30,588	3,731	3,536	84	137,201
0	21,299	Shares	0	8,782	30,775	119	(37)	39,639
0	14,199	Bonds	0	9,366	20,515	133	0	30,014
57,774	675	Separate accounts and investment funds	45,445	0	975	887	0	47,307
0	3,034	Other financial assets	0	1,733	4,384	19	0	6,136
0	1,157	Investments in real estate	0	0	1,671	0	0	1,671
0	96	Real estate held for own use	0	0	139	0	0	139

57,774	40,460	Investments for account of policyholders	45,445	19,881	58,459	1,158	(37)	124,906

183,966	43,042	Investments on balance sheet	144,707	50,469	62,190	4,694	47	262,107
84,606	2,115	Off balance sheet investments third parties	66,551	13,182	3,056	1,163	0	83,952

268,572	45,157	Total revenue generating investments	211,258	63,651	65,246	5,857	47	346,059

		Investments
99,556	2,520	Available-for-sale	78,311	18,783	3,641	2,018	18	102,771
16,559	0	Loans	13,025	7,803	0	190	66	21,084
0	0	Held-to-maturity	0	0	0	1,257	0	1,257
67,163	39,269	Financial assets at fair value through profit or loss	52,830	22,055	56,739	1,195	(52)	132,767
482	1,157	Investments in real estate	379	1,693	1,671	1	0	3,744
206	96	Real estate held for own use	162	135	139	33	15	484

183,966	43,042	Total investments on balance sheet	144,707	50,469	62,190	4,694	47	262,107

ASSETS AND CAPITAL GEOGRAPHICALLY

amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Total EUR
		At June 30, 2006
211,885	47,251	Assets business units	166,668	55,894	68,272	5,990	296,824
		Other assets					1,656

		Total assets on balance sheet					298,480

18,223	2,195	Capital in units	14,334	4,569	3,172	1,053	23,128

		Total capital base					23,391
		Other net liabilities					(263)

		Total					23,128

		At June 30, 2005
207,535	43,309	Assets business units	171,630	54,753	64,238	4,767	295,388
		Other assets					3,863

		Total assets on balance sheet					299,251

18,763	2,057	Capital in units	15,517	5,013	3,051	1,292	24,873

		Total capital base					24,353
		Other net liabilities					520

		Total					24,873

		At December 31, 2005
210,458	47,319	Assets business units	178,400	55,474	69,049	5,720	308,643
		Other assets					2,572

		Total assets on balance sheet					311,215

19,149	2,124	Capital in units	16,232	5,011	3,100	1,155	25,498

		Total capital base					25,450
		Other net liabilities					48

		Total					25,498

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Cautionary note regarding Regulation G (non-GAAP financial measure)

This press release includes a non-GAAP financial measure: operating earnings before tax. The reconciliation of this measure to the most comparable GAAP measure is shown below in accordance with Regulation G. AEGON believes the non-GAAP measure shown herein, together with the GAAP information, provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of its peers.

RECONCILIATION OPERATING EARNINGS TO INCOME BEFORE TAX

amounts in millions

	EUR			EUR
	Second quarter			First six months
	2006	2005	%	2006	2005	%
Operating earnings before tax	680	475	43	1,507	905	67
Gains on investments	690	540	28	660	848	(22)
Other income	0	(16)	N.M.	10	176	(94)
Losses on investments	(540)	(32)	N.M.	(542)	(33)	N.M.
Impairment charges	(31)	21	N.M.	(25)	11	N.M.
Other charges	(1)	0	N.M.	(1)	0	N.M.
Policyholder tax	(28)	43	N.M.	0	55	N.M.
Share in profit/(loss) of associates	7	11	(36)	13	14	(7)

Income before tax	777	1,042	(25)	1,622	1,976	(18)

Explanatory notes

The published figures are unaudited.

Traditional	life includes income on traditional and fixed universal life products.

Life for account of policyholders includes income on variable universal life, unitised pension (UK), other unit-linked products with investments for account of policyholders and with profit fund in the UK.

Variable annuities includes segregated funds.

Institutional guaranteed products includes income on GICs and funding agreements.

Fee business includes income on off balance sheet type products.

Reinsurance includes income on reinsurance business assumed from direct writers.

Other is currently used to report any items which cannot be directly allocated to a specific line of business.

Currencies

Income statement items: average rate 1 EUR = USD 1.2301 (2005: USD 1.2859).

Income statement items: average rate 1 EUR = GBP 0.6867 (2005: GBP 0.6847).

Balance sheet items: closing rate 1 EUR = USD 1.2713 (2005: USD 1.2092; year-end 2005: USD 1.1797).

Balance	sheet items: closing rate 1 EUR = GBP 0.6921 (2005: GBP 0.6742; year-end 2005: GBP 0.6853).

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DISCLAIMERS

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas, GBP for the United Kingdom, HUF for Hungary and NTD for Taiwan because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward looking statements

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

♦	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

♦	Changes in the performance of financial markets, including emerging markets, including:

-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

♦	The frequency and severity of insured loss events;

♦	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

♦	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

♦	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

♦	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

♦	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

♦	Acts of God, acts of terrorism, acts of war and pandemics;

♦	Changes in the policies of central banks and/or governments;

♦	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

♦	Customer responsiveness to both new products and distribution channels;

♦	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

♦	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

♦	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

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ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States

Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free) / +1 410 576 45 77

Media	+31 (0)70 344 83 44	+1 410 576 45 26

E-mail	gca-ir@aegon.com	ir@aegonusa.com

Website	www.aegon.com

PRESS CONFERENCE AND WEBCAST DETAILS

Press conference call

A press conference call on the first six months 2006 results will be held this morning at 10.30 hrs (Dutch time). This conference call and Q&A session will be webcast live on AEGON’s website: www.aegon.com.

Analyst and investor conference call

An analyst and investor conference call on the first six months 2006 results will be held today at

Amsterdam	15.00 hrs

London	14.00 hrs

New York	09.00 hrs

The listen-only phone numbers for the conference call are as follows:

+31 (0)45 631 6903 (the Netherlands)

+44 (0)20 7154 2666 (United Kingdom)

+1 480 293 1741 (United States and Canada)

The conference call and Q&A session can be followed simultaneously via an audio webcast on AEGON’s website www.aegon.com.

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